BioNTech SE

An der Goldgrube 12

D-55131 Mainz

Germany

February 3, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Paul Fischer

Re:	BioNTech SE

Registration Statement on Form F-1

Filed February 3, 2020

File No. 333-236225

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), BioNTech SE (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Time on February 5, 2020, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Eric W. Blanchard of Covington & Burling LLP at (212) 841-1111 and that such effectiveness also be confirmed in writing.

Respectfully,

BioNTech SE

By:	/s/ Prof. Ugur Sahin, M.D.
Name:	Prof. Ugur Sahin, M.D.
Title:	Chief Executive Officer

cc: Eric W. Blanchard, Covington & Burling LLP